ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

SEC MAIL PROCESSING
RECEIVED
JUL 01 2005
WASH. D.C. 209 SECTION

05009505

SUPPL

June 24, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 9, 2005 enclosed please find a convertible bond offer of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel /EMR

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

7/7

DOCSNY1:863595.10
13024-2 JG9/JG9

FILE NO.
82-3907

Dear Mr. Gaebel,

Please find attached the just published ad hoc release.

The Executive Board of the consulting and software firm FJH AG (ISIN DE0005130108), which is listed in the Prime Standard, has now set up the results for 2004. According to these results, the year was marked by several special factors. On the one hand, business suffered from the persistent reluctance of the insurance sector to invest. Company pension schemes business also failed to develop as expected. On the other hand, costs associated with the extensive restructuring measures started in the middle of the year, together with one-off special depreciations, also strained the result.

Group revenues, following IFRS, stood at 67.7 million Euro (2003: 120.1 million Euro), while the result after tax stood at -122.5 million Euro (2003: 4.3 million Euro) and the EBIT at -123.2 million Euro (2003: 6.4 million Euro). Adjusted for a number of one-off and final-time effects such as special expenditure for personnel measures, depreciations in relation to the sale of Heubeck AG, the use of stricter criteria in the IFRS balance sheet reporting process and accruals for impending losses, the 2004 EBITDA would have amounted to -17.1 million Euro. The operating cash flow amounted to -10.1 million Euro. FJH AG's equity capital, according to the German Commercial Code (HGB) stands at Euro 10.5 million.

The way 2005 has progressed so far indicates that the measures introduced are starting to make an impact. From today's perspective, the first quarter of 2005 will show a positive EBIT.

As a response to the persistently weak market, the company introduced an extensive restructuring programme back in mid-2004. The main thrust of these activities involved focusing on the group's core areas of expertise in the life assurance sector. As part of these measures, Heubeck AG was sold with effect from December 30, 2004, since realising the synergies would have tied up management capacities and capital for some considerable time. The cost-cutting measures that had been commenced in the previous year were also stepped up, and human resources capacities adjusted to the changed market conditions. Including the redundancies with effect from December 31, 2004 and the sale of Heubeck AG, the number of employees was reduced by around 370 to 667, which corresponds to around a third of the workforce. This caused special expenditure of around 3 million Euro, but will lead to cost savings of around 12 million Euro in 2005. Other special expenditures of around 17.6 million Euro occurred for depreciations associated with the sale of Heubeck AG.

In the third quarter, a revaluation of software projects was started. In the context of the third-party-administration of so called Riester pensions, the actual number of policies that lies below the original estimates of the insurers was taken as a basis for the assessment. The new, stricter criteria were applied for the Software Revenue Recognition. This led to a significant value correction in the balance sheet item "Accounts receivable". With the closure of the third quarter, these balance sheet activities accounted for some 56 million Euro, while in the fourth quarter, further corrections of around 9.5

million Euro were made. 2.5 million Euro of these were associated with the third-party-administration activities.

As part of the ongoing restructuring programme, the company sold a licence extension for an administration system to BHW Lebensversicherungs AG in June 2005. This system had been developed for BHW over recent years. All in all, FJH will achieve net revenues of around 2.6 million Euro from this transaction. The maintenance and further development of the system will in future be handled by the Brain Force Group, which will also take on a number of FJH employees who have worked on the project.

With the presentation of the year's results, the previously announced changes on the Executive Board became effective. Ulrich Korff took over the position of CEO from Prof. Dr. Manfred Feilmeier. Also longstanding FJH employee Thomas Junold was promoted from management level to Member of the Board.

FJH AG
Michael Junker
Leonhard-Moll-Bogen 10
81373 Munich
Telephone: +49 (0) 89 76901 - 111
Fax: + 49 (0) 89 7696435
E-mail: michael.junker@fjh.com
Internet: www.fjh.com
Munich, June 21, 2005